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                              December 8, 2020

       Robert Clark
       Chairman of the Board
       Kona Gold Beverage, Inc.
       746 North Drive, Suite A
       Melbourne, Florida 32934

                                                        Re: Kona Gold Beverage,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 24,
2020
                                                            File No. 333-239883

       Dear Mr. Clark:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed November 24, 2020

       General

   1. We note your response to prior comment 1. We continue to consider your response and may have future
comments in this area.
       Cover Page

   2. Regarding your PIPE analysis provided in response to comment 1, tell us whether you considered the
anti-dilution provision in section 5(a) of the Secured Convertible
                                                        Debenture filed as
Exhibit 4.1. Also, advise us of the affiliation or relationship if any between YAII PN, Ltd.
and Matthew Nicoletti.
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Beverage, Inc. Clark
Comapany8,
December  NameKona
             2020     Gold Beverage, Inc.
December
Page 2    8, 2020 Page 2
FirstName LastName
3. We note your response to prior comment 4. Please tell us the number of shares registered for resale based on the number of shares to be issued for accrued interest.
We do not have sufficient working capital to fund our planned operations, page
6

4. We note your response to prior comment 14. Please include a risk factor to highlight the risk, if applicable, from your issuance of shares of common stock from the conversion of preferred stock and the difference in the closing price of your common stock as reported by the OTCM compared to the conversion ratio of the preferred stock. For example, we note that the company: (1) issued 106,000 shares of Series C Preferred Stock to Mr.
         Nicoletti on June 16, 2018 pursuant to your April 10, 1018 subscription agreement with
         Mr. Nicoletti per page II-4; and (2) in July 2019 issued 106 million shares of common stock upon conversion of the Series C Preferred Stock per page II-6. We previously effected a dividend distribution of common stock, page 19

5. We note your response to prior comment 8. Please avoid mitigating disclosure as they minimize the risk presented. Specifically, it is unclear how the disclosure that "We do not believe .... recession rights, nor do we believe .... damages" serves to enhance an investor's
         understanding of the risk presented in this risk factor.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

6. You disclose on page 43 that advertising and promotional fees were approximately $3,800 in the three months ended September 30, 2020 compared to approximately $26,800 for the three months ended September 30, 2019, representing a decrease of $27,600. Please revise your disclosure to state advertising and promotion fees actually decreased by
         $23,000, if true.
7. You disclose on page 44 that you incurred a net loss of approximately $509,400 for the three months ended September 30, 2020 primarily due to the increase in SG&A expenses.
         Please revise your disclosure, given that SG&A expenses actually decreased by approximately $545,000 for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019.
Lines of Credit, page 50

8. We note your response to prior comment 15. Please clearly describe your relationship with the holder of the line of credit with a total amount available of $400,000. In this regard, it appears from information on pages II-2 through II-6 that since January 2017 you have issued to the holder and its affiliates approximately: (1) 40 million shares of common stock upon conversion of approximately $400 in principal of an outstanding note; (2) 50 million shares of common stock upon conversion of Series B Preferred Stock acquired at a purchase price of $9,800; and (3) 371 million shares of common stock upon conversion of shares of Series C Preferred Stock acquired at a purchase price of approximately
 Robert Clark
Kona Gold Beverage, Inc.
December 8, 2020
Page 3
      $346,926.
Financial Statements for the Period Ended September 30, 2020
Consolidated Statements of Cash Flows, page F-5

9. Please tell us why you have presented the goodwill impairment charge of $61,000 as cash used in investing activities in your September 30, 2019 cash flows statement. If you determine that this goodwill impairment charge should not be presented as cash used in investing activities, please also revise your disclosure of investing activities on page 52.
      In addition, please clarify where you have presented this goodwill impairment charge in your December 31, 2019 cash flows statement on page F-36.
Note 11 - Equity Transactions, page F-22

10. You disclose on page F-23 that there were 774,052,603 shares of common stock issued and outstanding at September 30, 2020; however, you disclose on pages F-2 and F-4 that there were 778,052,603 shares of common stock issued and outstanding at September 30,
      2020. Please revise your disclosure to correct this apparent discrepancy.
Note 17 - Segments, page F-27

11. Please help us understand why the Distribution segment has a negative amount of current assets as of September 30, 2020.
Note 22 - Subsequent Events, page F-32

12. Please enhance your disclosure to disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC
855-10-50-1.
       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Clark
                                                            Division of
Corporation Finance
Comapany NameKona Gold Beverage, Inc.
                                                            Office of
Manufacturing
December 8, 2020 Page 3
cc:       Alissa K. Lugo, Esq.
FirstName LastName